EXHIBIT 4.25
DESCRIPTION OF SECURITIES REGISTERED UNDER
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following is a summary of the terms and provisions of the common shares, par value $0.125 per share (“Common Shares”), of Cleveland-Cliffs Inc., an Ohio corporation (the “Company”), and is qualified by reference to the Company’s articles of incorporation and regulations, which are incorporated by reference herein and attached as exhibits to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, and to applicable provisions of Ohio law.
Common Shares
The Company has authorized 1,200,000,000 Common Shares. The holders of Common Shares are entitled to one vote for each share on all matters upon which shareholders have the right to vote and, upon proper notice, are entitled to cumulative voting rights in the election of directors. The Common Shares do not have any preemptive rights, are not subject to redemption and do not have the benefit of any sinking fund. Holders of Common Shares are entitled to receive such dividends as the Company’s directors from time to time may declare out of funds legally available therefor. Entitlement to dividends is subject to the preferences granted to other classes of securities the Company has or may have outstanding in the future. In the event of the Company’s liquidation, holders of Common Shares are entitled to share in any of the Company’s assets remaining after satisfaction in full of its liabilities and satisfaction of such dividend and liquidation preferences as may be possessed by the holders of other classes of securities the Company has or may have outstanding in the future.
Preferred Stock
The Company has authorized 3,000,000 shares of serial preferred stock, Class A, without par value (“Class A Preferred Stock”), and 4,000,000 shares of serial preferred stock, Class B, without par value (“Class B Preferred Stock” and, collectively with the Class A Preferred Stock, “Preferred Stock”). Under the Company’s articles of incorporation, the Company’s board of directors can issue, without further shareholder action, up to 3,000,000 shares of Class A Preferred Stock and up to 4,000,000 shares of Class B Preferred Stock, in each case, with such rights and restrictions as the Company’s board of directors may determine, subject to any shares of Preferred Stock of the applicable class then outstanding.
In some cases, the issuance of Preferred Stock could delay, defer or prevent a change in control and make it harder to remove present management, without further action by the Company’s shareholders. Under some circumstances, Preferred Stock could also decrease the amount of earnings and assets available for distribution to holders of Common Shares if the Company liquidates or dissolves and could also restrict or limit dividend payments to holders of Common Shares.
Ohio Control Share Acquisition Statute
The Ohio Control Share Acquisition Statute requires the prior authorization of the shareholders of certain corporations in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of 20% or more of the voting power of that corporation in the election of directors or to exceed specified other percentages of voting power. In the event an acquiring person proposes to make such an acquisition, the person is required to deliver to the corporation a statement disclosing, among other things, the number of shares owned, directly or indirectly, by the person, the range of voting power that may result from the proposed acquisition and the identity of the acquiring person. Within 10 days after receipt of this statement, the corporation must call a special meeting of shareholders to vote on the proposed acquisition. The acquiring person may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote in the election of directors represented at the meeting excluding the voting power of all “interested shares.” Interested shares include any shares held by the acquiring person and those held by officers and directors who are employees of the corporation as well as by certain others, including many holders commonly characterized as arbitrageurs. The Ohio Control Share Acquisition Statute does not apply to a corporation if its articles of incorporation or code of regulations state that the statute does not apply to such corporation. Neither the Company’s articles of incorporation nor its regulations contain a provision opting out of this statute.

Ohio Interested Shareholder Statute
Chapter 1704 of the Ohio Revised Code prohibits certain corporations from engaging in a “chapter 1704 transaction” with an “interested shareholder” for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, among other things:
•the articles of incorporation expressly provide that the corporation is not subject to the statute (the Company has not made this election); or
•the board of directors of the corporation approves the chapter 1704 transaction or the acquisition of the shares before the date the shares were acquired.
After the three-year moratorium period, the corporation may not consummate a chapter 1704 transaction unless, among other things, it is approved by the affirmative vote of the holders of at least two-thirds of the voting power in the election of directors and the holders of a majority of the voting shares, excluding all shares beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or the shareholders receive certain minimum consideration for their shares. A chapter 1704 transaction includes certain mergers, sales of assets, consolidations, combinations and majority share acquisitions involving an interested shareholder. An interested shareholder is defined to include, with limited exceptions, any person who, together with affiliates and associates, is the beneficial owner of a sufficient number of shares of the corporation to entitle the person, directly or indirectly, alone or with others, to exercise or direct the exercise of 10% or more of the voting power in the election of directors after taking into account all of the person’s beneficially owned shares that are not then outstanding.